October 8, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Gary Newberry

Re:	Modular Medical, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2019, Filed June 27, 2019 Amendment No. 1 to Form 10-Q for the Quarterly Period Ended June 30, 2019, Filed August 21, 2019
File No. 000-49671

Dear Mr. Newberry:

Modular Medical, Inc. (the “Company”) hereby submits this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated September 13, 2019 (the “Comment Letter”) relating to the above-referenced filings (collectively, the “Filings”).

Set forth below in bold are the Staff’s comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Filings.

Amendment No. 1 to Form 10-Q for Quarterly Period Ended June 30, 2019

Note 1 – Organization and Summary of Significant Accounting Policies Earning Per Share (“EPS”), page 9

1.	We note that you do not quantify the amount of securities that could potentially dilute basic EPS in the future as required by ASC 260-10-50-1(c). Please revise future filings to include this information.

In response to the Staff’s comment, the Company has added the required disclosure to quantify the amount of securities that could potentially dilute basic EPS in the future as required by ASC 260-10-50-1(c). Currently, the only potentially dilutive securities are stock options granted to the Company’s employees, directors and consultants. The Company will also include this disclosure in the financial statements in future filings. Set forth below is the disclosure that the Company will include in the amended 10-Q for the three month period ended June 30, 2019:

“For the three months ended June 30, 2019, the Company excluded 1,552,594 options to purchase common stock from the computation of diluted loss per share, as their inclusion would be anti-dilutive.”

800 West Valley Parkway, Suite 203, Escondido, CA 92025 - 760.392.1343 – modular-medical.com

Item 4. Controls and Procedures, page 15

2.	We note the disclosures presented in this section relating to management’s assessment of the effectiveness of your internal control over financial reporting (ICFR) at March 31, 2019 and management’s conclusion that your ICFR was not effective at that date. Please amend your Form 10-Q to provide the required disclosure regarding the conclusion of your principal executive and principal financial officers on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report (i.e., June 30, 2019), based on the evaluation of these controls and procedures required by Exchange Act Rules 13a-15 and 15d-15. Please note that the disclosures outlined in Item 307 of Regulation S-K and required by Item 4 of Form 10-Q are separate from the annual ICFR disclosures required by Item 308(a) of Regulation S-K.

We acknowledge that the disclosures presented in Item 4 did not include the required disclosure regarding the conclusion of our principal executive and principal financial officer on the effectiveness of our disclosure controls and procedures as of June 30, 2019, based on the evaluation of these controls and procedures required by Exchange Act Rules 13a-15 and 15d-15. We will amend and re-file our Form 10-Q for the quarterly period ended June 30, 2019. We will notify the Staff when we complete the re-filing. We will revise Item 4 to include the disclosures set forth below:

“Disclosure Controls and Procedures. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

800 West Valley Parkway, Suite 203, Escondido, CA 92025 - 760.392.1343 – modular-medical.com

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Under the supervision and with the participation of our management, including our Chief Executive Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Based upon that evaluation, our management concluded that our Company’s disclosure controls and procedures were not effective as of the end of the period covered by this report, as noted below in management’s report on internal control over financial reporting.

Changes in Internal Control over Financial Reporting. During the three months ended June 30, 2019, there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

Please contact either me or our outside counsel copied hereon, Lawrence Nusbaum of Gusrae Kaplan Nusbaum PLLC, at 212-269-1400, with any questions that you may have.

The Company hereby respectfully submits this letter as of the date first above written.

Very truly yours,

/s/ Paul DiPerna
Paul DiPerna
Chairman, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

CC: Lawrence G. Nusbaum, Esq.

800 West Valley Parkway, Suite 203, Escondido, CA 92025 - 760.392.1343 – modular-medical.com

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